PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921

July 26, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peapack-Gladstone Financial Corporation
Registration Statement on Form S-3 (Registration No. 333- 280838)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Peapack-Gladstone Financial Corporation, a New Jersey corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern time, on July 30, 2024, or as soon thereafter as is practicable.

Very truly yours,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer
(Duly Authorized Representative)